TEVA’S RESLIZUMAB DELIVERS CLINICALLY AND STATISTICALLY SIGNIFICANT REDUCTION IN ASTHMA
EXACERBATIONS IN TWO PIVOTAL PHASE III STUDIES

•	Reslizumab unequivocal in meeting primary end point in both studies – cuts frequency of clinical asthma exacerbations by at least half (50% and 60% respectively)

•	Positive results pave the way for reslizumab regulatory submissions planned for the first half of 2015 (initially US, followed by EU and other regions), pending full analysis of the data

•	Reslizumab’s combination of exacerbation reduction and lung function improvement may constitute a significant differentiator in this segment (data to be presented at European Respiratory Society Congress, Sept 6-10)

•	Over 10% of population suffer from asthma, a significant number are inadequately controlled: A major challenge and a significant opportunity for an effective, targeted, therapeutic option

Jerusalem, September 2nd, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that reslizumab, an investigational anti-IL-5 monoclonal antibody, demonstrated clear levels of efficacy in achieving the primary endpoint of reduction in the frequency of clinical asthma exacerbations (CAE) compared to placebo in two pivotal Phase III studies in patients with inadequately controlled moderate to severe asthma with elevated levels of blood eosinophils.

In both trials, reslizumab treatment showed both clinically relevant and statistically significant reductions in the frequency of CAE compared to placebo (50% and 60% respectively, p <0.0001 for both). Reslizumab has also demonstrated a positive effect on lung function and asthma control in the Phase III program (data to be presented at the European Respiratory Society Congress, Sept 6-10). The combination of an effect on clinically important exacerbations and on improvements and preservation of lung function suggest that reslizumab may be a uniquely differentiated treatment for patients with moderate to severe asthma with elevated levels of blood eosinophils.

“The consistent results from these duplicate Phase III trials demonstrating substantial reductions in asthma exacerbations are impressive,” said Professor Mario Castro, Washington University School of Medicine, Division of Pulmonary and Critical Care Medicine and lead investigator. “They support the potential of targeted anti-IL-5 therapy with reslizumab in patients with moderate-severe persistent asthma and elevated blood eosinophils who are at risk for asthma exacerbations and are uncontrolled by standard asthma therapies.”

This initial set of results shows the adverse event profile of reslizumab was comparable to placebo in both trials. The incidence of common AEs (> 5%) was consistent with those seen in a moderate to severe asthma population, the most frequent being upper respiratory tract infections, asthma and headache. Further analyses of additional efficacy and safety data are ongoing.

“These pivotal Phase III study results are striking. Asthma that is inadequately controlled by current standard of care therapy continues to present a serious problem for patients, physicians and healthcare systems. The success of these studies gives us confidence that we may have a valuable potential new treatment option for asthma patients, with elevated levels of blood eosinophils, who are at risk of exacerbation,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. “We plan to submit applications for approval in the US, Europe and other regions as soon as possible.”

The results announced today provide a strong foundation for investigation of additional indications, such as COPD with elevated eosinophils. The ongoing development of a subcutaneous formulation will further strengthen the franchise and is expected to be submitted for approval in the second half of 2017.

These new data are from two global Phase III 12-month, randomized, double-blind, placebo-controlled, parallel-group studies, evaluating the efficacy and safety of intravenously administered reslizumab (3.0 mg/kg) once every four weeks, compared to placebo in asthma patients (12-75 years of age with elevated blood eosinophils) that are inadequately controlled by standard of care therapy.

The two pivotal Phase III studies involved 953 patients across 232 medical centers worldwide including the US, EU and the Far East. These studies are part of the Phase III BREATH program that evaluated the safety and efficacy of reslizumab treatment in four separate Phase III trials involving more than 1700 adolescent and adult asthma patients with elevated eosinophils, whose symptoms were inadequately controlled with inhaled corticosteroids with or without another controller medication.

Increased levels of blood eosinophils have been shown to correlate with future risk and severity of asthma exacerbations. IL-5 is an important element in the growth and activity of eosinophils and blocking its activity has now been shown to reduce asthma exacerbation. Uncontrolled asthma, associated with elevated eosinophils, impacts a large number of patients. It is a major challenge for both clinicians and patients and constitutes a significant burden on healthcare systems: It is estimated that the market for severe asthma biotech drugs could exceed $7.5 billion a year in the United States and Europe alone.

Detailed analyses of the data are ongoing and full results will be submitted for presentation to a future scientific meeting and for publication in a peer reviewed journal.

About Reslizumab

Reslizumab is an investigational humanized monoclonal antibody (mAb) against interleukin-5 (IL-5). IL-5 has been shown to play a crucial role in the maturation, growth and chemotaxis (movement) of eosinophils, inflammatory white blood cells implicated in a number of allergic diseases.

About the Studies

Study NCT01287039 was a Phase III, 12-month, multicenter, randomized, double-blind, placebo-controlled study designed to evaluate the efficacy, safety, and immunogenicity of treatment with reslizumab in 489 patients with eosinophilic asthma. Its primary objective was to demonstrate the efficacy of reslizumab, at a dose of 3 mg/kg administered IV every 4 weeks, as assessed by the reduction in frequency of clinical asthma exacerbations (CAEs). Principal investigator – Professor Mario Castro, MD, Washington University School of Medicine, Division of Pulmonary and Critical Care Medicine.

Study was conducted in 128 study centers including — USA, Australia, Germany, France, New Zealand, Chile, Colombia, Israel, Sweden, Denmark, Russia, Hungary, Czech Republic, Poland, South Africa, Thailand and more.

Study NCT01285323 was a Phase III, 12-month, double-blind, placebo-controlled, parallel-group study to evaluate the efficacy and safety of reslizumab treatment (3 mg/kg administered IV every 4 weeks) in the reduction of clinical asthma exacerbations in 464 patients (12-75 years of age) with eosinophilic asthma whose symptoms are inadequately controlled with inhaled corticosteroids. Principal investigator – Dr. Stephanie Korn, Head of Clinical Research Pulmonology, Asthma and COPD clinic, Mainz University Hospital in Germany.

Study was conducted in 104 study centers including — USA, Canada, Argentina, Brazil, Mexico, Greece, Romania, Russia, Taiwan, Korea and more.

About Asthma

Asthma is a common, chronic inflammatory condition that affects approximately 12% of adults and 10% of children and adolescents; it is estimated that 300 million people worldwide suffer from this condition. Patients with inadequately controlled severe persistent asthma are at risk of exacerbations, hospitalization and death, and often have impaired quality of life.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize reslizumab, as there can be no certainty as to its application timing, approval, final product profile or market penetration; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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